

January 20, 2016

<u>Via Email</u>
Phillip Marshall
Chief Financial Officer
RCI Hospitality Holdings, Inc.
10959 Cutten Road
Houston, Texas 77066

      Re: **RCI Hospitality Holdings, Inc.**
                Form 10-K for the fiscal year ended September 30, 2015
                Filed December 14, 2015
                File No. 001-13992

Dear Mr. Marshall:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2015

Note B. Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page 37

1. We note your accounting policy that goodwill and indefinite lived intangible assets are tested annually for impairment. Please tell us whether the fair value of any of the reporting units did not substantially exceed the carrying value determined in step one of the test. In this regard, we note that your Other operating segment, which includes the media and energy drink divisions, has minimal revenues and operating losses in the three years presented. We further note your disclosure that $9.8 million of goodwill relates to the energy drink business. Please explain how you concluded that this goodwill was not impaired at the date of your last impairment test, including your consideration of ASC 350-20-35.

2. Additionally, we note from your disclosure on page 56 in Note M that you initially recorded goodwill of $5.3 million upon completion of the Robust Energy LLC acquisition. Please explain the discrepancy between this amount and the balance of $9.8 million disclosed in Note B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief